Exhibit 5

EXPLANATION OF VOTE OF FUNDS MANAGED BY JGP GESTÃO DE RECURSOS LTDA. AND JGP GESTÃO PATRIMONIAL LTDA., PRESENTED AT THE ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING (AGOE) OF OI S.A., HELD ON APRIL 26, 2019, AT THE COMPANY’S HEADQUARTERS

We believe it is appropriate to present a written statement in order to better detail the reasons for our vote, in the hope of also contributing to the improvement of the information that is made available to shareholders.

As shareholders of the Company, our greatest concern is, of course, to see the Company recover after the complex and delicate situation that has been experienced in recent years. We recognize the merit of everything that has been practiced so far, in an extremely complex and difficult judicial reorganization, which seems to us to have been well conducted with regard to the main steps provided for in the Judicial Reorganization Plan (PRJ).

With the exception that in general terms, our analysis lacked more precise information regarding some of the items of resolution submitted to the shareholders; and that we assume that all matters approved herein at these Meetings will always be adopted in compliance with and with the Judicial Reorganization, we shall vote as follows:

At the Annual General Meeting

(1) To analyze the management accounts, examine, discuss and vote on the financial statements related to the fiscal year ended December 31, 2018;

We vote in favor of item (1) of the agenda.

(2) To deliberate on the allocation of the results of the fiscal year ended December 31, 2018;

We vote in favor of item (2) of the agenda.

(3) To establish the annual global amount of compensation for Management and members of the Company’s Fiscal Council; and

We voted in favor of item (3) of the agenda, as there is no significant discrepancy in relation to the global annual budget that has been practiced in the Company, but we understand (as already explained to the Company’s management) that the items that make up the global budget could have been better clarified to the shareholders, with sufficient detail regarding its composition, especially with respect to the payment of extraordinary or withholding amounts, in the past and future, as well as possible payments as corporate events, which were not duly clarified to the shareholders.

 (4) To elect the members of the Fiscal Council and their respective alternates.

We vote in favor of item (4) of the agenda.

At the Extraordinary General Meeting

(5) To deliberate about the amendment and consolidation of the Bylaws with the purpose of converting the Audit, Risk, and Control Committee into a Statutory Audit Committees and to assign its members all of the functions of an audit committee currently exercised by the Fiscal Council, in compliance with applicable U.S. regulations;

We vote in favor of item (5) of the agenda.

(6) To approve the Long-Term Incentive Plan based on the shares issued by the Company for Executives;

(7) To approve the Long-Term Incentive Plan based on shares issued by the Company for the members of the Board of Directors;

We vote in favor of items (6) and (7) of the agenda, with reservations.

As OI is in Judicial Reorganization, and due to the size of the challenge of the company’s recovery, it is expected from its Administrators (Board of Directors and Officers), commitment and personal dedication beyond what is usual when compared to other companies in general.

Therefore, specifically with regard to the compensation of the Board of Directors (CA), we believe that the atypical nature of the situation also justifies unusual compensation mechanisms and more directly correlated with the success of the Judicial Reorganization: we therefore support the concept of the Long Term Incentive Plan (“PILP”) based on the grant of shares. OI is now a corporation, with dispersed capital and increasing liquidity to trade its shares, its shareholder performance tends to reflect the value generated for its shareholders (which in itself benefits creditors considering the greater capacity to raise funds, if necessary).

In addition, as a form of “non-cash” compensation, the issuance of new shares is fully supported by its shareholder base, through the dilution of its shareholdings, thus not consuming company resources and therefore keeping unchanged the capacity to meet the commitments assumed with creditors in Judicial Reorganization.

Therefore, in case of an instrument that brings greater alignment between the Managers and the Company, which will not imply in financial disbursements, but in the delivery of shares (diluting the other shareholders), only if there is an effective and concrete appreciation and growth of the Company in a long term view (three years), when there will be no more Judicial Reorganization, it seems to us that the concerns regarding the preservation of the Company’s equity situation have been met. In spite of everything, we emphasize that the PILP, if approved, must necessarily be executed in such a way as to preserve and respect the Judicial Reorganization judgment, since it is not in our interest to act contrary to the grounds of the Judicial Reorganization.

Our understanding, already expressed to the Company, is that the proposed plan for the benefit of the Company’s directors and officers, if, on the one hand, goes in the right direction by promoting greater engagement, on the other, it could be improved to provide even greater alignment between the interests of the Company, Directors and its shareholders.

In narrow summary, we understand that: 1) the proposed “trigger” should better reflect the shareholder’s opportunity cost (cost of equity and not weighted average cost), 2) the granting of 100% of the shares should only take place after the full achievement of the referred opportunity cost and, on the other hand, 3) we believe that shareholders would be prepared to accept dilutions in their even larger stakes if the granting of shares to Officers/Directors depended on the actual value of the shares verified throughout the program (greater share appreciation = greater issuance of shares via PILP), thus, the interests of all stakeholders (Company, Directors, Shareholders and Creditors) are further aligned.

For all the above reasons, although we are approving the proposed plans of items 6 and 7, and because we recognize the merit of adopting a plan that brings greater engagement of Directors, we suggest that the Board of Directors evaluate measures that may still be implemented to improve the PLIP in the future, incorporating as much as possible the changes summarized herein.

(8) To approve the Company’s Loss Replacement Policy, which provides the rules, limits and procedures applicable to the indemnity agreements to be entered into by the Company and its direct and indirect subsidiaries, and their Directors, Officers and employees covered by the Policy, duly supported by the template indemnity agreement to be entered into with each beneficiary.

We vote against item (8) of the agenda.

Although we recognize the importance of a loss replacement policy and conceptually support the Company adopting one, we have reservations about the proposed terms. We find the scope of the proposed coverage particularly critical, including the payment of fines in the event of conviction. Although it is justified that the Company offers protection to its managers, by paying the defense fees, we do not see pertinence or grounds for the company to bear convictions, after all, by definition any convictions would be on the merits, which implies that there was a judgment by the judge that the director acted contrary to the law or the Company’s articles. In that case, in the event of a merits judgment and concluding that the director is to blame, we understand that it would not be incumbent on the Company to bear such conviction.

In addition, we believe that better situations should be established in which the Company should be reimbursed for amounts paid to its managers. In addition to excluding acts performed outside the legal limits or attributions of the beneficiary, we understand, for example, that in the event of payment of monthly costs arising from the blocking of assets, the amounts borne by the Company must be fully reimbursed at the moment the blocking of assets ceases to persist, after all, in this case, the Company only anticipated to the beneficiary recurring funding amounts that, if it were not for the blockade, should have been directly borne by the beneficiary.

In short, it seemed to us that the policy should be more restrictive, covering the expenses for the defense of beneficiaries who are involved in legal and administrative proceedings, but not any and all costs that it may incur, and temporary coverage of expenses in case of blockade of assets is applicable, as soon as the blockage no longer persists.

(9) Ratification of all acts performed by the Company’s management in the scope of Judicial Reorganization.

We voted against item (9) of the agenda.

We understand that the proposed ratification is not feasible, since the shareholders did not follow the details and underlying facts on which the decisions were based, and they are not even aware of all the acts practiced by the Board in the context of the Judicial Reorganization. Among the acts performed are, there are even acts that have been treated as confidential, such as the agreement signed with Pharol. Although what we have seen so far from the Judicial Reorganization seems positive to us, we do not have the minimum elements necessary to ratify all the performed acts.

As managers responsible for the resources of third parties, we could not even ratify acts in a generic manner, otherwise we would be violating our fiduciary duty to our clients.

Finally, we request that this vote be filed by the chair and made available on the website of the Securities and Exchange Commission together with the minutes of these meetings.

Rio de Janeiro, April 25, 2019.

GRUMARI FUNDO DE INVESTIMENTO EM AÇÕES

FCOPEL FIA I

JGP EQUITY EXPLORER MASTER FIM

JGP EQUITY EXPLORER MASTER FIA

GERDAU PREVIDÊNCIA FIA 04

JGP HEDGE MASTER FIM

JGP LONG ONLY INSTITUCIONAL FIA

JGP LONG ONLY INSTITUCIONAL 60 FIA

JGP LONG ONLY MASTER FIA

JGP MAX MASTER FIM

FIA SABESPREV JGP INSTITUCIONAL - BDR NÍVEL I

JGP STRATEGY MASTER FIM

JGP SUL AMÉRICA FIM CP

(funds managed by JGP Gestão de Recursos Ltda., herein represented by its attorney-in-fact Marcelo Mollica Jourdan)

MUTÃ FIM IE CP

JGP WM OPT MASTER FIM IE CP

HAMBURGO FIM CRÉDITO PRIVADO

ITCA MULTIMERCADO CRÉDITO PRIVADO Fl

OURO BRANCO MULTIMERCADO CRÉDITO PRIVADO Fl

FIM SANTA CRISTINA INVESTIMENTO NO EXTERIOR CP

(funds managed by JGP Gestão Patrimonial Ltda., herein represented by its attorney-in-fact Marcelo Mollica Jourdan)